

July 9, 2009

Mr. Evgeny Ler
Chief Financial Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

>   **Re:**   **BMB Munai, Inc.**
>   **Form 8-K filed July 8, 2009**
>   **File No. 1-33034**

Dear Mr. Ler:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

Form 8-K filed July 8, 2009

1.   We note that you date your report July 2, 2009, and state in the first paragraph that you concluded on July 2, 2009, that certain financial statements are required to be restated due to accounting errors in those periods. This date appears to be inconsistent with representations made to us in your response letter dated May 6, 2009, where you acknowledge on page 6 that restatement is required for the quarters of fiscal 2008. Therefore, it appears that the date of non-reliance on your previously issued fiscal year 2008 quarterly financial statements was May 6, 2009, not July 2, 2009. Please advise or revise your Form 8-K to disclose the accurate date of non-reliance for your fiscal year 2008 quarterly financial statements.

2.   You state that financial statements are required to be restated for the years ended March 31, 2009, 2008 and 2007, and the interim quarters of fiscal 2008 and 2009. Please explain to us and disclose why you have only provided the adjustments for the years ended March 31, 2008 and 2007, and the interim quarters of fiscal 2008.

You may contact Sandy Eisen at (202) 551-3864, or me at (202) 551-3461 if you have questions.

Sincerely,

Chris White
Branch Chief